EXHIBIT 20(a)

                          NEWS RELEASE

Release Date:  Immediate
Contact:       Mick Lucareli
Telephone:     (262) 636-8446

Modine announces second quarter results and revises full-year outlook

     RACINE, Wis., Oct. 17, 2001 - Modine Manufacturing Company (NASDAQ: MODI) reported sales of $269.1 million and earnings of $6.8 million, or $0.20 per fully diluted share for the quarter ended September 26th, 2001, the company's second-fiscal quarter. Sales declined 5.3% from the $284.1 million reported a year ago. Net earnings declined 66.5% from $20.4 million a year ago. Year-over-year earnings comparisons were negatively affected by a change in Modine's effective tax rate and a prior period patent settlement. The most recent quarter's effective tax rate rose
2.9 percentage points to 40.2% from 37.3% in the year ago period. Last year's results included a one-time, $17.0 million-patent settlement. Excluding the effect of the higher taxes and patent settlements, earnings declined by 26.3%.

     Sales for the first six months of the fiscal year declined 5.9% to $549.7 million from $584.5 million a year ago. Net earnings declined 56.9% to $17.0 million, or $0.51 per fully diluted share. If the effects of higher taxes and patent settlements were excluded, year-to-date earnings would have declined by 40.1%.

     The company's second-quarter results were affected by a number of industry-wide factors related to a weakening U.S. economy. The North American heavy-truck market remained at depressed levels, off 50% from recent peak production volumes. Also, a weakening North American light-vehicle market served to mitigate the positive effects of new product launches. Demand for Modine's agricultural and construction products remained flat in the current quarter against the prior year's weak levels. The company's building ventilation-and-air-conditioning business was hurt by declining construction activity during the quarter. Modine's newest market, electronics cooling, was affected negatively in the quarter by the continued downturn in the computer and telecommunications equipment markets. Quarterly European revenues increased slightly in local currency from year ago levels, but finished down 4.1% due to a $4.6 million exchange-rate penalty.

     In spite of very difficult market conditions, the company continued to maintain a solid balance sheet and generate strong operating cash flow in the second quarter. Specifically, Modine was able to generate $39.4 million in cash flow from operations in the second quarter and a total of $69.6 million for the first six months of the fiscal year. Similarly, second-quarter-capital expenditures were reduced 46.8% to $11.9 million from $22.4 million in the previous year. For the first half, capital expenditures were reduced by 35.8% to $25.1 million versus $39.2 million at this point in fiscal 2001. Compared to a year ago,

Modine's working capital was down 15.5%, or $33.4 million, as a result of continued focus in this key area. Total interest-bearing debt declined by $11.7 million from a year ago and remained low at 24.0% of total capital.

     Modine believes that the U.S. economy has continued to weaken during the year and the September 11th terrorist attacks have created additional elements of uncertainty. Due to the softening economy, the company sees continued weakness in its key markets. As a result, Modine is updating its forecast for the remainder of the fiscal year. Modine now expects fully diluted earnings per share to be in the $.75 to $.85 range, excluding any one-time items.

     Modine's management is responding to this weakened outlook by reducing excess capacity and will take a $14 to $18 million pretax restructuring charge in the third quarter of fiscal 2002. This restructuring will include the closure and consolidation of six production facilities. Management expects the restructuring action to produce approximately $12 million in pretax annual savings, once fully in place.

     Management remains optimistic about Modine's long-term outlook. The company continues to maintain a solid balance sheet and future growth prospects. Reduced capital expenditures and additional working capital improvements should continue to generate strong cash flow. Modine will be well-positioned for growth, once economic conditions improve in its core markets and have created additional opportunities by entering new markets such as the thermal management of fuel cells and electronics cooling.

     Modine specializes in thermal management, bringing
technology to diversified markets.  Core markets include
vehicles, HVAC (heating, ventilating, air conditioning),
industrial, refrigeration, fuel cells, and electronics cooling.
Modine can be found on the Internet at www.modine.com.
                                       --------------

     This news release contains forward-looking statements that involve assumptions, risks, and uncertainties, and Modine's actual results, performance, or achievements may differ materially from those expressed or implied in these statements.
A detailed discussion of factors that could affect Modine's results are on page 19 of the company's fiscal 2001 Annual Report to Shareholders and in other public filings with the U.S. Securities and Exchange Commission. Modine does not assume any obligation to update any of these forward-looking statements.

                     Modine Manufacturing Company
                  Consolidated statements of earnings
            for the periods ended September 26, 2001 and 2000
                            (unaudited)*


                                     (In thousands, except per-share amounts)
------------------------------------------------------------------------------
                                        Three months            Six months
                                     ended September 26    ended September 26
                                      2001      2000        2001      2000
------------------------------------------------------------------------------
Net sales                           $269,114  $284,056    $549,745  $584,497
Cost of sales                        204,151   208,155     410,819   420,709
                                    ------------------    ------------------
    Gross Profit                      64,963    75,901     138,926   163,788
Selling, general, &
  administrative expenses             55,053    60,281     111,574   116,713
                                    ------------------    ------------------
    Income from operations             9,910    15,620      27,352    47,075
Interest (expense)                    (2,142    (2,187)     (4,207)   (4,479)
Patent Settlement                         --    16,959          --    16,959
Other income - net                     3,656     2,077       5,193     4,708
                                    ------------------    ------------------
    Earnings before income taxes      11,424    32,469      28,338    64,263
Provision for income taxes             4,595    12,106      11,291    24,687
                                    ------------------    ------------------
    Net earnings                    $  6,829  $ 20,363    $ 17,047  $ 39,576
                                    ==================    ==================
Net earnings as a percent of
  net sales                             2.5%      7.2%        3.1%      6.8%
Net earnings per share of common
  stock:
    Basic                              $0.21     $0.63       $0.52     $1.23
    Assuming dilution                   0.20      0.62        0.51      1.21
Weighted average shares
  outstanding:
    Basic                             33,041    32,175      32,962    32,171
    Assuming dilution                 33,394    32,900      33,296    32,842
Net cash provided by operating
  activities                         $39,366   $42,397     $69,550   $85,157
Earnings before interest expense,
  income taxes, depreciation,
  and amortization expense           $28,415   $47,230     $61,482   $93,971
Dividends paid per share               $0.25     $0.25       $0.50     $0.50


Comprehensive earnings, which represents net earnings adjusted by the change in foreign-currency translation and minimum pension liability recorded in shareholders' equity, for the periods ended September 26, 2001 and 2000 respectively, were $10,332 and $18,530 for 3 months, and $8,470 and $34,157 for 6 months.
==============================================================================

Consolidated condensed balance sheets (unaudited)*


                                                            (In thousands)
-----------------------------------------------------------------------------
                                        September 26, 2001    March 31, 2001
-----------------------------------------------------------------------------

Assets
------

  Cash and cash equivalents                  $ 34,745            $ 21,744
  Trade receivables - net                     181,051             177,972
  Inventories                                 135,252             153,096
  Other current assets                         35,754              55,248
                                             --------            --------
     Total current assets                     386,802             408,060
                                             ========            ========
  Property, plant, and equipment - net        365,094             366,854
  Other noncurrent assets                     160,703             162,264
                                             --------            --------
     Total assets                            $912,599            $937,178
                                             ========            ========
Liabilities
-----------
  Debt due within one year                   $ 45,070            $ 45,160
  Accounts payable                             73,835              80,028
  Other current liabilities                    86,011              84,822
                                             --------            --------
     Total current liabilities                204,916             210,010
                                             ========            ========
  Long-term debt                              118,209             137,766
  Deferred income taxes                        32,559              31,796
  Other noncurrent liabilities                 39,556              38,909
                                             --------            --------
     Total liabilities                        395,240             418,481
                                             ========            ========
Shareholders' equity                          517,359             518,697
--------------------                         --------            --------
     Total liabilities and
       shareholders' equity                  $912,599            $937,178
                                             ========            ========

  *In April 2001, Modine acquired Thermacore International, Inc., in a merger accounted for as a pooling of interests. Financial statements are presented as though Thermacore had always been a part of Modine.
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